Laurie A. Cerveny, Esq.
Direct Dial: (617) 951-8527
E-Mail: laurie.cerveny@bingham.com

August 23, 2010

VIA EDGAR

Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:       Entech Solar, Inc.
Form 8-K for Item 4.01
Filed August 19, 2010
File No. 001-34592

Dear Mr. Cascio:

On behalf of our client, Entech Solar, Inc., a Delaware corporation (the “Company”), below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 20, 2010 (the “Comment Letter”).  Our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

1.	Please expand the second paragraph to include fiscal 2008, as required by Item 304(a)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its Item 4.01 disclosure in its Form 8-K/A filed on August 23, 2010.

2.
Please revise the third paragraph to address the audit report for fiscal 2008, and to state that the reports on 2009 and on 2008 were modified to express substantial doubt about the company's ability to continue as a going, concern. Please, see the requirement in item 304(a)(1)(ii) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its Item 4.01 disclosure in its Form 8-K/A filed on August 23, 2010.

3.	Please file an amendment to Form 8-K with these revisions, and include a new letter from your previous accountants in Exhibit 16 which addresses the revised disclosures in the amendment.

In response to the Staff’s comment, the Company filed a Form 8-K/A on August 23, 2010, which included as Exhibit 16.1 a new letter from the Company’s previous accountants which addressed the revised disclosure in the amendment.

The Company hereby acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the responses in this letter, please feel free to contact me at 617.951.8527 or David Mason at 617.951.8051.

Sincerely,

/s/ Laurie A. Cerveny
Laurie A. Cerveny

cc:        Jeanne Bennett U.S. Securities and Exchange Commission
Charles Michel, Entech Solar, Inc.
Jacob J. Worenklein, Esq., Bingham McCutchen LLP
David W. Mason, Esq., Bingham McCutchen LLP